

June 19, 2012

<u>Via E-mail</u>
Mr. Paritosh K. Choksi
Chief Operating Officer
ATEL Capital Group
600 California Street, 6th Floor
San Francisco, CA 94108

      RE: **ATEL Capital Equipment Fund X, LLC**
              Form 10-K for the Year ended December 31, 2011
              Filed March 9, 2012
              File No. 0-50687

              ATEL Capital Equipment Fund XI, LLC
              Form 10-K for the Year ended December 31, 2011
              Filed March 15, 2012
              File No. 0-51858

              ATEL 12, LLC
              Form 10-K for the Year ended December 31, 2011
              Filed March 9, 2012
              File No. 0-53618

              ATEL 14, LLC
              Form 10-K for the Year ended December 31, 2011
              Filed March 15, 2012
              File No. 0-54356

Dear Mr. Choksi:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Rufus Decker

                        Rufus Decker
                        Accounting Branch Chief